SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 10, 2003

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53
D-81541 Munich
Federal Republic of Germany
Tel:  +49-89-234-0

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains a press release of Infineon Technologies AG dated November 10, 2003 announcing Infineon Technologies AG’s fourth quarter and full year results for the 2003 financial year.

Infineon reports fiscal year 2003 and fourth quarter results

•                           Infineon achieved profitability after nine quarters of net losses; in the 2003 fourth quarter, net income amounted to Euro 49 million, EBIT increased to Euro 67 million, and revenues were Euro 1.76 billion – up 37 percent year-on-year

•                           Fiscal year 2003 revenues were Euro 6.15 billion, up 26 percent year-on-year, reflecting market share wins of Infineon in all its target market segments

•                           Fiscal year 2003 net loss was Euro 435 million, reduced from the Euro 1.02 billion loss in fiscal year 2002

•                           Fiscal year 2003 EBIT loss amounted to Euro 299 million, significantly reduced compared to the EBIT loss of 1.14 billion in fiscal year 2002

•                           Fourth quarter revenues increased sequentially in all business groups, especially in Memory Products and Secure Mobile Solutions

•                           Establishment of an accrual of Euro 28 million in connection with DRAM antitrust investigations

Munich, Germany – November 10, 2003 – Infineon Technologies AG (FSE/NYSE: IFX), the world’s sixth largest semiconductor manufacturer, today announced results for its fiscal year 2003, ended September 30, with revenues of Euro 6.15 billion. The revenues were equivalent to an increase of 26 percent compared to the previous fiscal year. Fiscal year 2003 net loss was Euro 435 million, reduced from a Euro 1.02 billion loss in the prior year. Fiscal year 2003 EBIT (earnings (loss) from continuing operations before interest and taxes) showed a loss of Euro 299 million, significantly improved from an EBIT loss of Euro 1.14 billion in fiscal year 2002. Strong EBIT increases in the first and the fourth quarter of the 2003 fiscal year were insufficient to overcome higher EBIT losses during the second and third quarters, which reflected

For the financial and business press INFXX200311.012e	Infineon Technologies AG Corporate Communications: Barbara Reif Phone: ++49 89 234-20166, Fax: -28482 barbara.reif@infineon.com	Corporate Investor Relations: Dominik Asam Phone: ++49 89 234-26655, Fax: -26155 investor.relations@infineon.com strong DRAM price decline, pricing pressure in most other segments, and the continued strength of the Euro against the US $. In the fourth quarter of fiscal year 2003, revenues improved in both the logic and the memory products segments. All but the Wireline Communications business group recorded positive EBIT, due to increased productivity, significant volume growth, and improving DRAM pricing.

The company noted stronger demand as well as manufacturing cost reductions in its Memory Products business group and, since the second half of calendar year 2003, rising chip prices for its memory products, which generated a 34 percent sales growth year-on-year. This achievement was due to higher production volumes that reflected increased productivity, capacity and bit demand. Despite a worldwide weakness in the overall automotive industry, the Automotive & Industrial business group again improved its strong quarterly and annual revenue performance compared to fiscal year 2002. For its Secure Mobile Solutions business group, Infineon also achieved a positive result in the fourth quarter of the 2003 fiscal year and reported growth in sales by 27 percent year-on-year. The company’s Wireline Communications business group significantly improved its revenues and EBIT loss compared to the last fiscal year, but continued to face reduced capital spending by global telecommunication carriers, weak demand and overall pricing pressure.

“We finally achieved profitability again in the fourth quarter of fiscal year 2003. This is a consequence of the continuous implementation of our growth strategy and our productivity program Impact²,” stated Dr. Ulrich Schumacher, President and CEO of Infineon Technologies AG. “With an increase in revenues of 26 percent in fiscal year 2003 compared to the previous year, we are on track in all our business groups and we will make further progress along this path in the coming months”.

Net loss in fiscal year 2003 amounted to Euro 435 million compared to a net loss of Euro 1.02 billion in the previous year. It includes a non-cash charge of Euro 182 million to increase the deferred tax valuation allowance, compared to an allowance of Euro 271 million established in the prior year.

Fiscal year 2003 EBIT was a loss of Euro 299 million, compared to a loss of Euro 1.14 billion in the previous year. This significant improvement in EBIT loss was mainly due to increased demand and productivity in all business groups as well as improved pricing for memory products and higher demand for secure mobile solutions, especially during the second half of the fiscal year. Fiscal year 2003 EBIT also includes a gain of Euro 60 million from the sale of shares in ProMOS as well as an accrual of Euro 28 million in connection with DRAM antitrust investigations.

Basic and diluted loss per share for fiscal year 2003 was Euro 0.60, which improved from a loss per share of Euro 1.47 in fiscal year 2002.

Expenditures for Research and Development in fiscal year 2003 amounted to Euro 1.09 billion, or 18 percent of sales, compared to Euro 1.06 billion or 22 percent of sales, in the prior fiscal year. These amounts included acquired in-process research and development charges of Euro 6 million in 2003 and Euro 37 million in 2002.

“To worldwide continue as a cost and technology leader among the semiconductor companies, we have maintained the high level of R&D investment in the last fiscal year. To increase production volume, we have also invested in advanced manufacturing technology and have secured additional capacities through our cooperations,” said Dr. Schumacher.

SG&A expenses totaled Euro 679 million or 11 percent of total revenues, compared to Euro 643 million or 13 percent of total revenues in the prior year. The decrease relative to sales was mainly due to the increase in sales and cost reduction efforts. The increase in absolute terms was primarily due to higher corporate costs for information technology and professional fees.

In fiscal year 2003, Infineon’s free cash flow, the amount of net cash provided by operating activities reduced by net cash used in investing activities and excluding the effect of marketable securities, improved significantly to a negative Euro 53 million from negative Euro 360 million in fiscal year 2002. This was primarily due to a significant improvement in operating cash flow from continuing operations in fiscal year 2003, which increased to Euro 731 million, compared to Euro 226 million in the previous fiscal year. In the fourth quarter of fiscal year 2003, free cash flow improved significantly from Euro 11 million in the previous quarter to Euro 388 million, reflecting the improved profitability. Capital expenditures in fiscal year 2003 were Euro 872 million compared to Euro 643 million in the previous year.

Infineon’s gross cash position, representing cash and cash equivalents, marketable securities and restricted cash, rose to Euro 2.8 billion in fiscal year 2003, an increase from Euro 2.0 billion at the end of the prior year. The increase was achieved by the stringent cash management and the net proceeds of Euro 686 million from the convertible bond offering in June 2003. “Our favorable cash position gives us flexibility to respond to the ongoing consolidation process in the semiconductor industry, and may allow us to benefit from acquisition opportunities should they arise,” commented Dr. Schumacher.

Fiscal year 2003 revenues outside Europe constituted 57 percent of total revenues, up from 55 percent in the previous year, which is in line with the strategic goal of Infineon’s Agenda 5-to-1 program to raise sales and market share in all growth markets. 23 percent of total revenues were achieved in the North American market and 34 percent in the Asian market. In fiscal year 2003, Infineon further expanded its number 2 market position in Europe, improved from rank 7 to rank 5 in North America, and from rank 8 to rank 6 in Asia.

To further strengthen its local commitment and increase market penetration, the company established new alliances, and opened new offices, particularly on the East Coast of the USA and in Asia.

The main focus was on the Chinese semiconductor market, where Infineon today holds a five percent share and seeks to secure a market share of over ten percent by 2007. In March 2003, Infineon expanded its existing foundry agreement with the Chinese company Semiconductor Manufacturing International Corporation (SMIC) for DRAM production. Shipment from SMIC’s 200mm wafer production line has already started in September 2003. In a new joint venture with China-Singapore Suzhou Industrial Park Venture Co. (CSVC), Ltd., Infineon is building a joint backend facility for the assembly and testing of memory ICs. In addition, Infineon opened its new Chinese headquarters, in Shanghai, in September 2003. Today, the company employs about 800 people in China, and plans to increase this workforce to more than 3,000. Furthermore, Infineon sealed a DRAM cooperation with the Taiwanese company Nanya by founding the Inotera Memories production joint venture and by agreeing on advanced technology development collaboration.

As of September 30, 2003, Infineon had approximately 32,300 employees worldwide, of which 34 percent were employed in North America and Asia, including Japan. At the end of 2003 fiscal year, about 5,900 employees were engaged in research and development.

Fourth quarter 2003 results

Total revenues for the fourth quarter were Euro 1.76 billion, up 19 percent sequentially and 37 percent year-on-year. Net income amounted to Euro 49 million, compared to a net loss of Euro 116 million in the previous quarter and a loss of Euro 506 million in the fourth quarter of fiscal year 2002. EBIT earnings of the fourth quarter were Euro 67 million, compared to a loss of Euro 116 million for the previous quarter and a loss of Euro 295 million for the 2002 fourth quarter. This improvement was primarily achieved by increased chip prices for memory products, further improvements in productivity, and a profit from the sale of shares in the Taiwanese company ProMOS.

DRAM antitrust investigations

Since June 2002, the U.S. Department of Justice has been investigating possible violations of US Federal antitrust laws in the DRAM industry. Infineon’s US subsidiary has been responding to the inquiries. Subsequent to the commencement of the investigation by the U.S. Department of Justice, a total of 24 purported class action lawsuits were filed against Infineon and other DRAM suppliers in various federal and state courts in the United States. The complaints allege violations of federal and state antitrust and competition laws and seek significant damages on behalf of the plaintiffs. Infineon AG is also in the process of responding to a request for information made by the European Commission in April 2003 with respect to practices in the European market for DRAM memory products. Infineon is, at this time, unable to predict the financial and other impact that these investigations and lawsuits may have on the company. An adverse final resolution of one or more of these matters would result in material financial liability to, and other adverse effects upon, Infineon, which would have a material adverse effect on its business, results of operations and financial condition. In connection with these investigations and in accordance with US GAAP, Infineon established an accrual of Euro 28 million in the fourth quarter of fiscal year 2003.

Business group performance

The Automotive & Industrial business group’s fourth quarter revenues were Euro 353 million, an increase of 1 percent sequentially and of 10 percent year-on-year, with the year-on-year sales increase mainly driven by higher sales of power semiconductors for automotive as well as ICs for power management & supply. EBIT in the fourth quarter was Euro 44 million, an increase of Euro 6 million compared to the same period of fiscal year 2002. The sequential decrease of Euro 5 million mainly reflects the first time consolidation of SensoNor and charges related to this acquisition.

Despite overall worldwide market weakness in fiscal year 2003, the Automotive & Industrial group achieved a new all time high in sales of Euro 1.39 billion, exceeding the 2002 result by 16 percent. As a result of improved sales and production efficiencies in fiscal year 2003, EBIT was Euro 186 million, an increase of 68 percent compared to the last fiscal year. EBIT margin improved from 9 percent in fiscal year 2002 to 13 percent in fiscal year 2003.

The group’s Automotive segment had a significant number of design wins for application specific power products and entered the US power train market with its TriCore microcontrollers. Also, major automotive projects were won in Japan. With the acquisition of SensoNor, the automotive group substantially completed its portfolio in the sensors segment for automotive applications. In the Industrial segment, the group successfully launched new technologies for power management & supply applications (OptiMOS2, CoolMOS and SiC).

Revenues of the Wireline Communications business group improved for the seventh consecutive quarter, to Euro 122 million in the fourth quarter of fiscal year 2003, an increase of 3 percent from the previous quarter and 16 percent year-on-year. The sequential increase was mainly driven by higher sales of fiber optic products. Fourth quarter EBIT improved significantly to a loss of Euro 8 million compared to a loss of Euro 45 million year-on-year and a negative EBIT of Euro 99 million in the third quarter of fiscal year 2003, which had included an impairment of Euro 68 million relating to the acquisition of Catamaran.

Fiscal year 2003 revenues were Euro 459 million, equivalent to a 19 percent increase year-on-year. EBIT amounted to a loss of Euro 188 million, including the impairment of Euro 68 million for Catamaran, and improved significantly from a loss of Euro 245 million in 2002.

Wireline Communications further strengthened its market position in its access market (both traditional and broadband segments) during calendar year 2002. It is the leading vendor of next-generation high-speed broadband access technology, with design wins at most of the leading ADSL system providers, including Alcatel and Siemens ICN, and with over 70 major design wins for VDSL/10BaseS with Asian customers. In the optical transceivers market, the group improved its position from number 4 in calendar year 2002 to number 3 in the first half of 2003 (iSuppli, September 2003), mainly by focusing on datacom and storage applications. At the same time, the group has developed new leading products such as the 4Gbit Fibre Channel VCSEL Transceiver.

Secure Mobile Solutions’ fourth quarter revenues were Euro 470 million, an increase of 21 percent over the previous quarter, and a growth of 27 percent compared to the fourth quarter of last year. The sequential quarterly revenue improvement was driven by a strong seasonal effect and higher demand for wide area wireless products, such as baseband and radio frequency chips, and for mobile platforms, local area networks products (DECT, Bluetooth) and security & chip card solutions. The business group achieved profitability with a quarterly EBIT of Euro 4 million, improving from an EBIT loss of Euro 17 million in the previous quarter and an EBIT loss of Euro 22 million in the same period last year. Despite continuous pricing pressure, the sequential improvement in EBIT was achieved primarily by increasing sales volumes, particularly for baseband products, silicon discretes, and security controllers as well as improved productivity, mainly in the business for Wide Area Wireless products.

The group’s fiscal year 2003 revenues were Euro 1.65 billion, an increase of 29 percent from the previous year. The increase was due to higher demand for baseband and radio frequency products as well as platforms for mobile phones, from European as well as Chinese and Taiwanese manufacturers. Due to increased revenues and productivity, EBIT amounted to a loss of Euro 64 million, compared to a loss of Euro 116 million in the last fiscal year.

Despite strong pricing pressure in all segments of its Secure Mobile Solutions’ group, Infineon has strengthened its market position for national identification projects, payment, and mobile communications in the last fiscal year, especially in the USA and Asia, above all in Taiwan and Hong Kong. According to Gartner, Infineon was the worldwide market leader for chip card ICs for the sixth consecutive year in calendar year 2002. Furthermore, the Secure Mobile Solutions group increased its market share in radio frequency ICs and Bluetooth solutions, and achieved significant revenues from its mobile platform business. Sales of the E-GOLD family of baseband controllers, designed for the GSM and the GPRS standards, also increased.

The Memory Products business group’s fourth quarter revenues were Euro 765 million, an increase of 34 percent sequentially, and a strong growth of 75 percent year-on-year. EBIT improved significantly to Euro 134 million, compared to Euro 3 million in the previous quarter, and an EBIT loss of Euro 204 million in the fourth quarter of fiscal year 2002. The sequential revenue and EBIT growth was mainly achieved by higher average selling prices for memory products as well as a strong increase in bit shipments and further cost and productivity improvements. Fourth quarter EBIT also includes a gain from the sale of shares in ProMOS as well as an accrual in connection with DRAM antitrust investigations.

For fiscal year 2003, the Memory Products group reported revenues of Euro 2.49 billion, an increase of 34 percent from the prior year. The group significantly raised fiscal year 2003 EBIT to Euro 31 million reflecting a major improvement from a loss of Euro 630 million in the previous year. The revenue and EBIT increases reflect higher sales volumes, supported by higher production volumes as a consequence of improved productivity and capacity expansion. They also show an increased demand for PC units and system memory per unit, as well as the Memory Products group’s extended market share in the DRAM segment. EBIT improvement was mainly driven by significant cost reduction per bit and, in the fourth quarter, by higher selling prices.

As in 2002, iSuppli ranked Infineon as the world’s third-largest DRAM supplier in the first half of 2003. In the first quarter of fiscal year 2003, only one year after the start of volume production, the 300mm plant in Dresden reached cost-cross-over. Hence, the per bit cost was less than in the 200mm manufacturing. At the end of fiscal year 2003, the 300mm manufacturing at Dresden has reached a capacity of 30,000 wafer starts per month, and has thereby already achieved a productivity advantage over 200mm manufacturing of more than 30 percent. In the 2003 fourth quarter, the Memory Products group announced the successful booting of Intel’s “Lindenhurst” server platform using Infineon’s 512-Mbit DDR2 SDRAM. The manufacturing alliances with Nanya, Winbond, and SMIC will enable Infineon to further expand its manufacturing capacities in 2004.

In the Other operating segment, fourth quarter revenues were Euro 40 million, up 11 percent sequentially and 8 percent year-on-year. EBIT in the fourth quarter amounted to a loss of Euro 26 million, compared to an EBIT loss of Euro 9 million in the previous year, due to costs associated with Infineon’s new ASIC & Design Solutions (ADS) business and comparatively lower income from business that has been exited. For fiscal year 2003, revenues were Euro 139 million, an increase of 19 percent compared to fiscal year 2002. EBIT for fiscal year 2003 showed a loss of Euro 49 million, compared to earnings of Euro 9 million in fiscal year 2002.

In Corporate and Reconciliation, EBIT in the fourth quarter was a loss of Euro 81 million, compared to a loss of Euro 37 million during the previous quarter and a loss of Euro 53 million in the fourth quarter of fiscal year 2002. The increased loss primarily reflects higher corporate restructuring, unallocated idle capacity costs, and realized foreign currency losses on the sale of our interest in the UMCi joint venture in the fourth quarter.

Outlook

“I feel that we can talk about a market upswing but we should not become too enthusiastic. For the 2004 fiscal year we plan to make capital expenditures of between Euro 1.0 to 1.5 billion and financial investments ranging between Euro 200 to 400 million. Given the more positive market prospects, we anticipate moving towards the upper end of this range. We have positioned ourselves to be on track with our strategic objectives, and expect to see further growth in demand for our automotive semiconductors, and memory products. In our Wireline Communications business group, we are confident to see further growth in the broadband access market for ADSL. In our secure mobile solutions business, we expect to grow along with the market in fiscal year 2004,” said Dr. Schumacher.

Since the strong seasonal effect Infineon enjoyed in the fourth quarter 2003 will not hold throughout the full first quarter of fiscal year 2004, the company expects lower average demand in the secure mobile solutions market for the first quarter of fiscal year 2004. During fiscal year 2004, the company expects growth along with the market for this business group.

For the first quarter of fiscal year 2004, Infineon remains cautious about the wireline communication market due to ongoing strong pricing pressure, still weak investment in infrastructure by carriers, and uncertainties regarding standardization in VDSL. However, the company believes that the broadband access market for ADSL will show solid growth later in fiscal year 2004. In general, Infineon expects solid growth for this business group in the second half of fiscal year 2004.

Due to the slower growth of the worldwide automobile production in the first half of fiscal year 2004, Infineon expects a moderate market growth for automotive electronics and automotive semiconductor manufacturers. With the change from single product business to complete application specific chip sets, Infineon anticipates an ongoing stable growth which is faster than the market in its automotive business. In its power management & supply segment, the company is further confident for continuous growth.

In the fourth quarter of fiscal year 2003, Infineon saw increased sequential demand and steadily rising prices for memory products. It expects a stable level of demand during the first quarter of fiscal year 2004, mainly driven by the Christmas season, and the need for increased system memory per PC. According to estimates of major market researchers, a strong ten percent growth in PC unit demand is expected for fiscal year 2004, based on increasing corporate replacement of older equipment. Supply growth is assumed to be rather limited as a consequence of the low industry capital expenditure levels of the last two calendar years.

“In fiscal year 2003, we have been growing faster than the market as a whole and have increased our overall market share from 3.4 percent in calendar year 2002 to current 4.0 percent of the worldwide semiconductor market. Our Memory Products group has further improved its number 3 position in the DRAM market. Achieving profitability in the fourth quarter of fiscal year 2003 was a major step towards increased profitability in the future. From today’s perspective, if market conditions remain steady, we are confident that we will generate a profit for the entire 2004 fiscal year,” commented Dr. Schumacher.

FINANCIAL INFORMATION

According to US GAAP - Unaudited

Consolidated statements of operations

	3 months ended			12 months ended
in Euro million	9/30/2002	6/30/2003	9/30/2003	9/30/2002	9/30/2003
Net sales	1,285	1,471	1,756	4,890	6,152
Cost of goods sold	(1,147)	(1,084)	(1,208)	(4,289)	(4,614)
Gross profit	138	387	548	601	1,538
Research and development expenses	(292)	(273)	(297)	(1,060)	(1,089)
Selling, general and administrative expenses	(163)	(158)	(185)	(643)	(679)
Restructuring charges	(9)	(5)	(13)	(16)	(29)
Other operating income (expense), net	3	(61)	(17)	46	(85)
Operating (loss) income	(323)	(110)	36	(1,072)	(344)
Interest expense, net	(8)	(10)	(32)	(25)	(52)
Equity in (losses) earnings of associated companies	(9)	(1)	(6)	(47)	18
Gain (loss) on associated company share issuance	18	—	—	18	(2)
Other income (expense), net	17	(4)	32	(41)	21
Minority interests	2	(1)	5	7	8
(Loss) income from continuing operations before income taxes	(303)	(126)	35	(1,160)	(351)
Income tax (expense) benefit	(202)	10	14	143	(84)
Net (loss) income from continuing operations	(505)	(116)	49	(1,017)	(435)
Net (loss) income loss from discontinued operation	(1)	—	—	(4)	—
Net (loss) income	(506)	(116)	49	(1,021)	(435)

Earnings (loss) per share (EPS)

Weighted average of outstanding shares - basic	702	721	721	695	721
Weighted average of outstanding shares - diluted	702	721	732	695	721

EPS from continuing operations - basic and diluted	(0.72)	(0.16)	0.07	(1.46)	(0.60)
EPS from discontinued operation - basic and diluted	—	—	—	(0.01)	—
EPS - basic and diluted	(0.72)	(0.16)	0.07	(1.47)	(0.60)

EBIT

Infineon defines EBIT as earnings (loss) from continuing operations before interest and taxes. EBIT previously excluded minority interest, however prior period EBIT amounts have been revised to be consistent with our current definition and presentation.

Infineon management uses EBIT among other measures to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. Infineon reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the company and especially about the performance of its separate business segments.

EBIT is determined as follows from the statement of operations, without adjustment to the US GAAP amounts presented:

	3 months ended			12 months ended
in Euro million	9/30/2002	6/30/2003	9/30/2003	9/30/2002	9/30/2003
Net (loss) income from continuing operations	(505)	(116)	49	(1,017)	(435)
- Income taxes	202	(10)	(14)	(143)	84
- Interest expense, net	8	10	32	25	52
EBIT	(295)	(116)	67	(1,135)	(299)

Segment results

	3 months ended			12 months ended
Net sales in Euro million	9/30/2002*	9/30/2003	+/- in%	9/30/2002*	09/30/2003	+/- in%
Wireline Communications	105	122	16	386	459	19
Secure Mobile Solutions	370	470	27	1,278	1,645	29
Automotive and Industrial	321	353	10	1,201	1,392	16
Memory Products	437	765	75	1,861	2,485	34
Other	37	40	8	117	139	19
Corporate and Reconciliation	15	6	(60)	47	32	(32)
Infineon consolidated	1,285	1,756	37	4,890	6,152	26

	3 months ended			12 months ended
EBIT in Euro million	9/30/2002*	9/30/2003	+/- in %	9/30/2002*	09/30/2003	+/- in %
Wireline Communications	(45)	(8)	82	(245)	(188)	23
Secure Mobile Solutions	(22)	4	+++	(116)	(64)	45
Automotive and Industrial	38	44	16	111	186	68
Memory Products	(204)	134	+++	(630)	31	+++
Other	(9)	(26)	---	9	(49)	---
Corporate and Reconciliation	(53)	(81)	(53)	(264)	(215)	19
Infineon consolidated **	(295)	67	123	(1,135)	(299)	74

*                    Prior period segment results are reclassified to be consistent with the current period presentation and organizational structure for continuing operations.

**             Includes acquisition related charges (amortization and impairment of acquired intangible assets, goodwill, deferred compensation and in-process R&D) of Euro 44 million and Euro 13 million for the three months ended 9/30/2002 and 9/30/2003, respectively as well as Euro 79 million (of which COM Euro 40 million; SMS Euro 39 million) and Euro 112 million (of which COM Euro 84 million; SMS Euro 23 million; AI Euro 5 million) for the year ended 2002 and 2003, respectively.

	3 months ended
Net sales in Euro million	6/30/2003	9/30/2003	+/- in %
Wireline Communications	119	122	3
Secure Mobile Solutions	387	470	21
Automotive and Industrial	351	353	1
Memory Products	569	765	34
Other	36	40	11
Corporate and Reconciliation	9	6	(33)
Infineon consolidated	1,471	1,756	19

	3 months ended
EBIT in Euro million	6/30/2003	9/30/2003	+/- in %
Wireline Communications	(99)	(8)	92
Secure Mobile Solutions	(17)	4	124
Automotive and Industrial	49	44	(10)
Memory Products	3	134	---
Other	(15)	(26)	(73)
Corporate and Reconciliation	(37)	(81)	(119)
Infineon consolidated *	(116)	67	158

*  Includes acquisition related charges of Euro 80 million and Euro 13 million for the three months ended 6/30/2003 and 9/30/2003, respectively.

Regional sales development

	12 months ended
Regional sales in%	9/30/2002	9/30/2003
Germany	26%	25%
Other Europe	19%	18%
North America (NAFTA)	24%	23%
Asia / Pacific	31%	34%
Total	100%	100%

Europe	45%	43%

Non-Europe	55%	57%

Consolidated Balance Sheets

in Euro million	9/30/2002	9/30/2003
Assets
Current assets:
Cash and cash equivalents	1,199	969
Marketable securities	738	1,784
Trade accounts receivable, net	758	876
Inventories	891	959
Deferred income taxes	82	113
Other current assets	523	605
Total current assets	4,191	5,306
Property, plant and equipment, net	4,491	3,817
Long-term investments, net	708	425
Restricted cash	70	67
Deferred income taxes	787	705
Other assets	671	485
Total assets	10,918	10,805

in Euro million	9/30/2002	9/30/2003
Liabilities and shareholders’ equity
Current liabilities:
Short-term debt and current maturities	120	149
Trade accounts payable	1,197	877
Accrued liabilities	473	644
Deferred income taxes	21	39
Other current liabilities	572	425
Total current liabilities	2,383	2,134
Long-term debt	1,710	2,343
Deferred income taxes	58	32
Other liabilities	609	630
Total liabilities	4,760	5,139
Total shareholders’ equity	6,158	5,666
Total liabilities and shareholders’ equity	10,918	10,805

Condensed Consolidated Cash Flow Information

	3 months ended			12 months ended
in Euro million	9/30/2002	6/30/2003	9/30/2003	9/30/2002	9/30/2003
Net cash provided by operating activities from continuing operations	151	180	442	226	731
Net cash provided (used in) by operating activities from discontinued operation	28	3	—	11	(1)
Net cash provided by operating activities - total	179	183	442	237	730
Net cash used in investing activities	(120)	(604)	(255)	(1,244)	(1,522)
Net cash provided by (used in) financing activities	4	615	(45)	1,449	562
Net increase (decrease) in cash and cash equivalents	63	194	142	442	(230)

Depreciation and amortization	354	361	364	1,370	1,437

Purchases of property, plant and equipment	(213)	(138)	(195)	(643)	(872)

Gross Cash Position

Infineon defines gross cash position as cash and cash equivalents, marketable securities and restricted cash. Since Infineon holds a substantial portion of its available monetary resources in the form of readily available marketable securities, which for US GAAP purposes are not considered to be “cash”, it reports its gross cash position to provide investors with an understanding of the company’s overall liquidity. The gross cash position is determined as follows from the balance sheet, without adjustment to the US GAAP amounts presented:

in Euro million	9/30/2002	6/30/2003	9/30/2003
Cash and cash equivalents	1,199	827	969
Marketable securities	738	1,545	1,784
Restricted cash	70	65	67
Gross Cash Position	2,007	2,437	2,820

Free Cash Flow

Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily available marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure to evaluate changes in liquidity after taking capital expenditures into account, which ultimately requires financing.  It is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted.

The free cash flow is determined as follows from the cash flow statement, without adjustment to the US GAAP amounts presented:

	3 months ended			12 months ended
in Euro million	9/30/2002	6/30/2003	9/30/2003	9/30/2002	9/30/2003
Net cash provided by operating activities - total	179	183	442	237	730
Net cash (used in) investing activities	(120)	(604)	(255)	(1,244)	(1,522)
Purchase (sale) of marketable securities, net	(18)	432	201	647	739
Free cash flow	41	11	388	(360)	(53)

Press Conference and Telephone Conference Information

Infineon Technologies will host a press conference on November 10, 2003, 11:00 am Central European Standard Time (CET), 5:00 am Eastern Standard Time (U.S. EST). The company will also conduct a telephone conference with analysts and investors at 2:00 pm (CET), 8:00 am (U.S. EST), to discuss operating performance of the fiscal year 2003. A broadcast of both conferences will be available live and for download on Infineon’s web site at http://www.infineon.com.

You can download video material in broadcast standard from www.thenewsmarket.com

DISCLAIMER

This discussion includes forward-looking statements about our future business. These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structures, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets. These forward-looking statements are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, as well as the other factors mentioned herein. As a result, our actual results could differ materially from those contained in the forward-looking statements.

Infineon, the stylized Infineon Technologies design are trademarks and servicemarks of Infineon Technologies AG. All other trademarks are the property of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: November 10, 2003	By:	/s/ ULRICH SCHUMACHER
Dr. Ulrich Schumacher
Chairman, President and
Chief Executive Officer

	By:	/s/ PETER J. FISCHL
Peter J. Fischl
Chief Financial Officer